Exhibit 99.1

LIZHI INC. Files 2021 Annual Report on Form 20-F and Announces Changes to Board Composition

GUANGZHOU, April 27, 2022/GLOBE NEWSWIRE/ — LIZHI INC. (“LIZHI” or the “Company”) (NASDAQ: LIZI), an audio-based social and entertainment platform, today announced that it filed its annual report on Form 20-F for the fiscal year ended December 31, 2021, with the Securities and Exchange Commission (the “SEC”) on April 27, 2022 (U.S. Time). The annual report, which contains the Company’s audited consolidated statements, can be accessed on the SEC’s website at http://www.sec.gov and the Company’s investor relations website at http://ir.lizhi.fm.

The Company will provide a hard copy of its annual report, free of charge, to its shareholders and ADS holders upon request. Requests should be directed to ir@lizhi.fm or the Investor Relations Department at LIZHI INC., Yangcheng Creative Industry Zone, No. 309 Middle Huangpu Avenue, Tianhe District, Guangzhou 510655, the People’s Republic of China.

The Company also announced the following changes to the Company’s Board of Directors (the “Board”) with immediate effect:

•	Three non-independent directors of the Company, including Mr. Ning Ding, Mr. Zelong Li and Mr. Junhua Zhang, step down from the Board.

•	Mr. Ding no longer serves as a member of the nominating and corporate governance committee of the Board.

•	Mr. Junhua Zhang no longer serves as a member of the compensation committee and the nominating and corporate governance committee of the Board.

•	Mr. Ming Zhang, an independent director of the Company, has been appointed as a member of both the compensation committee and the nominating and corporate governance committee of the Board.

•	Ms. Juan Ren has been appointed as a member of the nominating and corporate governance committee of the Board.

Upon the effectiveness of these changes, the Board will consist of six directors, including four independent directors. Furthermore, Mr. Ding and Mr. Li will continue to serve as the Company’s Chief Technology Officer and Chief Operating Officer, respectively.

“In our ongoing efforts to strengthen our corporate governance for the benefit of our shareholders and in alignment with our goal of long-term value creation, we have refreshed our Board composition to ensure strong independent oversight,” Mr. Jinnan (Marco) Lai, Founder and CEO of LIZHI, commented. “At present, the majority of our Board are independent with diverse social and professional experience, which we believe will provide deep insights and broad perspectives to enhance the Board’s overall effectiveness. We also thank Mr. Ding, Mr. Li and Mr. Zhang for their substantial contribution to us during their board tenures and look forward to their continued contribution in their management roles with the Company.”

About LIZHI INC.

LIZHI INC. has created a comprehensive audio-based social ecosystem with a global presence. The Company aims to cater to users’ interests in audio entertainment and social networking through its product portfolios. LIZHI INC. envisions an audio ecosystem where everyone can be connected and interact through voices. LIZHI INC. has been listed on Nasdaq since January 2020.

For more information, please visit: http://ir.lizhi.fm.

Safe Harbor Statement

This press release contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. Statements that are not historical facts, including statements about the Company’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties, and a number of factors could cause actual results to differ materially from those contained in any forward-looking statement. In some cases, forward-looking statements can be identified by words or phrases such as “may”, “will,” “expect,” “anticipate,” “target,” “aim,” “estimate,” “intend,” “plan,” “believe,” “potential,” “continue,” “is/are likely to” or other similar expressions. Further information regarding these and other risks, uncertainties or factors is included in the Company’s filings with the Securities Exchange Commission. All information provided in this press release is as of the date of this press release, and the Company does not undertake any duty to update such information, except as required under applicable law.

For investor and media inquiries, please contact:

In China:

LIZHI INC.

IR Department

Tel: +86-(20) 3866-4265

E-mail: ir@lizhi.fm

The Piacente Group, Inc.

Jenny Cai

Tel: +86 (10) 6508-0677

E-mail: Lizhi@tpg-ir.com

In the United States:

The Piacente Group, Inc.

Brandi Piacente

Tel: +1-212-481-2050

E-mail: Lizhi@tpg-ir.com